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                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-53405


                  [Orrstown Financial Service, Inc. Stationery]

Prospectus Supplement No. 1
(to Prospectus dated December 10, 1999)

TO:  Participants in the Stockholder Dividend Reinvestment and Stock
     Purchase Plan

         Pursuant to authority provided in the Plan, the Board of Directors has taken action to suspend the Voluntary Cash Contribution investment option under the Company's Stockholder Dividend Reinvestment and Stock Purchase Plan, effective February 1, 2002. Beginning February 1, 2002, Plan participants will no longer be permitted to make voluntary cash contributions for the purchase of additional stock under the Plan.

         The Full and Partial Dividend Reinvestment options will continue in effect as originally established. If you currently participate in the Plan and reinvest dividends and wish to continue to do so, no action is required by you. Cash dividends will continue to be reinvested according to your previous instructions. As a Plan participant, we encourage you to continue reinvesting your cash dividends into additional shares of Company stock.

         The decision to suspend the Voluntary Cash Contribution investment option was made by the Board of Directors after a diligent review and analysis of the Company's current and anticipated capital position. It was determined that satisfactory levels of capital are being maintained through growth in net income and from reinvestment of cash dividends by shareholders. If in the future the Board of Directors determines to reinstate the Voluntary Cash Contribution investment option, all Plan participants will be notified.

         If you have any questions, please do not hesitate to contact the Plan Administrator at the address and telephone number shown below. Thank you for your continued interest in Orrstown Financial Services, Inc.

         This Prospectus Supplement should be read in conjunction with our Prospectus dated December 10, 1999 relating to the Orrstown Financial Services, Inc. Dividend Reinvestment and Stock Purchase Plan. A copy of the Prospectus may be obtained from the Plan Administrator.

                                  Orrstown Bank
                               75 East King Street
                        Shippensburg, Pennsylvania 17257
                           Attn: Shareholder Services
                                 (717) 532-6114

           The date of this Prospectus Supplement is January 24, 2002